Exhibit 99.1

November 12, 2024

 Diversified Energy Company PLC
(“Diversified” or the “Company”)

Diversified Energy Reports Strong Third Quarter 2024 Results

Continued Focus on Debt Repayments & Additional Undeveloped Land Sales

 Expanding Value Creation with Revenue from Coal Mine Methane Environmental Credits

Diversified Energy Company PLC (LSE: DEC, NYSE: DEC) is pleased to announce the following operations and trading update for the quarter ended September 30, 2024.

Delivering Reliable Results

•	Recorded average 3Q24 production of 829 MMcfepd (138 Mboepd)
◦	September 2024 exit rate of 851 MMcfepd (142 Mboepd)
•	Operating Cash Flow of $102 million, and Net loss of $1 million inclusive of non-cash unsettled derivative adjustments, and non-cash depreciation, depletion and amortization
•	Achieved 3Q24 Adjusted EBITDA(a) of $115 million and Free Cash Flow(b) of $47 million
•	Realized 49% 3Q24 Adjusted EBITDA Margin(a) and TTM Free Cash Flow Yield(b) of 32%
◦	3Q24 Total Revenue, Inclusive of Settled Hedges per Unit(c) of $3.23/Mcfe ($19.38/Boe)
◦	3Q24 Adjusted Operating Cost per Unit(d) of $1.71/Mcfe ($10.23/Boe)
•	Reaffirmed credit facility borrowing base at $385 million with $102 million of undrawn capacity and unrestricted cash

Revenue Growth Initiatives
•	Announced fixed-price contract for gas delivery to a major Gulf Coast LNG export facility
•	Generated ~ $23 million year-to-date in cash flow through divestiture of undeveloped leasehold
•	Expansion into adjacent market of Coal Mine Methane (“CMM”) capture and environmental credit sales generating $8 to $10 million of EBITDA in 2024

Executing Strategic Objectives

•	Retired $154 million debt principal through amortizing debt payments, year-to-date
•	Declared 3Q24 dividend of $0.29 cents per share
•	Repurchased ~1.4 million shares in 2024, representing ~$20 million of share buybacks(e)
•	Completed previously announced acquisitions of Crescent Pass Energy and East Texas assets
◦	Combined with Oaktree Working Interest Acquisition, offsets ~2 years of declines(f)

Next LVL Milestones

•	The Company has retired a total of 165 operated wells, year-to-date and is on track to meet or exceed Diversified’s stated goal of retiring 200 wells within its Appalachian footprint in 2024
◦	Next LVL Energy completed 233 well retirements through September 2024, including 68 wells associated with orphan wells and third-party operators

Rusty Hutson, Jr., CEO of Diversified, commented:

“Our results this quarter demonstrate the underlying strength of our business to deliver consistent cash flow and our commitment to operational excellence. Year-to-date, we have announced $85 million in dividend payments, retired $154 million in outstanding debt principal, and executed over $20 million in share repurchases. We continue to remain on-track with the integration of the three acquisitions we have made this year and believe we have put in place an operational infrastructure platform that has the ability to significantly expand our business within our core operating areas without any meaningful increase in corporate G&A expense. This scalable and capable platform is a valuable advantage for our growth strategy.

Strong financial and operational performance during the third quarter, supported by our strategic hedging program positions which provided hedge protection of $53 million in the quarter and $130 million, year-to-date, and acquisition-related synergies, provide momentum heading into the remainder of the year.  Looking ahead, we expect continued strong performance across our operations and we are well positioned for additional opportunities to add to the diversity of revenue generation streams, including robust undeveloped land sales, additional LNG agreements, and our expansion into adjacent markets of non-traditional operations, notably, Coal Mine Methane capture and sale of environmental credits.

We continue to execute on our long-term strategic plan – investing in the growth of our core business, driving operational excellence, and maintaining a disciplined approach to allocating capital to foster the strengthening of the balance sheet and create shareholder value. As we continue to scale our company, we remain focused on operating safely, reliably and in an environmentally responsible manner, and that as the Right Company at the Right Time we can help provide the essential energy to our communities, country, and the world that is needed today and into the future.”

Operations and Finance Update

Production

The Company recorded exit rate production in September 2024 of 851 MMcfepd (142 Mboepd) and delivered 3Q24 average net daily production of 829 MMcfepd (138 Mboepd). Net daily production for the quarter continued to benefit from Diversified’s peer-leading, shallow decline profile and the addition of the recently closed Crescent Pass Energy acquisition.

The production for the quarter reflects contributions from two of the three acquisitions announced during 2024, and average production for the period represents an approximate 14% increase in volumes compared to the adjusted 4Q23 average of 725 MMcfepd (121 Mboepd), inclusive the impact of the ABSVII Asset Sale transaction(f).

Consistent with previous announcements, Diversified expects the recently completed acquisition of the East Texas assets to contribute additional production volumes of approximately 21 MMcfepd (4 Mboepd).

Margin and Total Cash Expenses per Unit

Diversified’s delivered 3Q24 per unit revenues of $3.23/Mcfe ($19.38/Boe) that substantially benefited from the Company’s disciplined hedging strategy, with settled natural gas hedge floors of $3.34/MMBtu exceeding the average NYMEX settlements by 55% during the quarter.

Divestitures of undeveloped leasehold acreage continued to supplement Diversified’s organic cash generation, with ~$9 million of cash proceeds during the quarter and year-to-date cash proceeds of ~$23 million.

Adjusted EBITDA Margins(a) of 49% (33% unhedged) incorporate the Company’s per unit revenues and reflect ongoing decreases in commodity-price linked expenses that are offset by production-related changes to per-unit Lease Operating Expense and Midstream Expense. General and Administrative expenses remained relatively consistent with prior period levels.
	3Q24		3Q23
	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Average Realized Price[1]	$3.23	$19.38	$3.46	$20.75	(7)%

	3Q24		3Q23
Adjusted Operating Cost per Unit(d)	$/Mcfe	$/Boe	$/Mcfe	$/Boe	%

Lease Operating Expense[2]	$0.77	$4.61	$0.62	$3.72	24%
Midstream Expense	0.23	1.40	0.24	1.44	(3)%
Gathering and Transportation	0.32	1.91	0.29	1.75	9%
Production Taxes	0.10	0.61	0.22	1.33	(54)%
Total Operating Expense[2]	$1.42	$8.53	$1.37	$8.24	4%
Employees, Administrative Costs and Professional Fees(g)	0.28	1.70	0.26	1.56	9%
Adjusted Operating Cost per Unit[2]	$1.71	$10.23	$1.63	$9.81	4%

Adjusted EBITDA Margin(a)	49%		56%
1 3Q24 excludes $0.05/Mcfe ($0.31/Boe) and 3Q23 excludes $0.15/Mcfe ($0.88/Boe) of other revenues generated by Next LVL Energy
Values may not sum due to rounding
2 3Q24 excludes $(0.07)/Mcfe ($(0.41)/Boe) and 3Q23 excludes $(0.08)/Mcfe ($(0.48)/Boe) of expenses attributable to Next LVL Energy
Values may not sum due to rounding

Results of Hedging and Current Financial Derivatives Portfolio

Diversified continues to be advantaged in the current commodity price environment with a 4Q24 natural gas hedge floor of $3.30/MMBtu, which is currently at a 27% premium to NYMEX settlements and the remaining NYMEX strip(h) for the quarter. The impact of commodity hedges settled in cash during the quarter contributed $53 million to hedged revenues during the quarter and $130 million, year-to-date. The table below reflects the consistency of the Company’s full-year hedge positions through calendar year 2027 at September 30, 2024:

	GAS (Mcf)		NGL (Bbl)		OIL (Bbl)
	Wtd. Avg. Hedge Price(i)(j)	~ % of Production Hedged(k)	Wtd. Avg. Hedge Price(i)	~ % of Production Hedged(k)	Wtd. Avg. Hedge Price(i)	~ % of Production Hedged(k)

FY25	$3.30	85%	$34.39	55%	$64.22	85%
FY26	$3.24	75%	$32.47	55%	$62.36	50%
FY27	$3.26	70%	$32.29	45%	$62.58	45%

Opportunistic Layering of Additional Hedges at Premium Contract Prices

Diversified has strategically taken advantage of the recent strength of the natural gas price curve to add to the Company’s 2025-2027 hedge portfolio and layering additional NYMEX volumes at an average floor price of ~$3.45/MMBtu, which is reflected in the financial derivatives positions as at September 30, 2024.

Natural Gas Supply Contract with LNG Exporter Provides Incremental Price Surety

Recently, Diversified announced the execution of a supply agreement with a major Gulf Coast LNG facility to provide ~40 Bcf of natural gas for export over the course of November 2024 through October 2027. Under the terms of the agreement, the Company will benefit from a fixed pricing construct indexed to Gulf Coast markets for duration of the agreement. This inaugural export facility agreement for Diversified represents an innovative, additional opportunity set for securing commodity prices and insulating cash margins from future market volatility.

Borrowing Base Redetermination

Diversified recently completed the Company’s Fall 2024, regularly scheduled semi-annual Borrowing Base Redetermination. The Company received 100% approval from its 12-bank lending syndicate of the facility’s $385 million borrowing base (unchanged from the previous redetermination in June 2024), which is structured as a Sustainability-Linked Loan, and aligned with the Company’s sustainability commitments. Inclusive of the redetermination, Diversified ended the quarter with $102 million of undrawn credit facility capacity and unrestricted cash.

Environmental Update

Asset Retirement Progress and Next LVL Energy Update

Year-to-date, the Company has retired a combined 233 wells consisting of assets operated, state well retirements, and contracted retirement activity for third party operators. Diversified is well-positioned to meet or exceed it’s 2024 retirement goal of 200 wells per year with 165 operated wells retired as of September 30, 2024 and the Company continues to drive stakeholder value via the realization of contractual partnerships to retire assets that eliminate orphaned or abandoned wells in our region and provide revenue to offset the cash costs associated with the retirement of Diversified’s wells.

Conference Call Details

The Company will host a conference call today, November 12, 2024, at 1:00 PM GMT (8:00 AM EST) to discuss the 3Q24 Trading Statement and will make an audio replay of the event available shortly thereafter.

US (toll-free)	+	1 877 836 0271
UK (toll-free)	+	44 (0)800 756 3429
Web Audio	https://www.div.energy/news-events/ir-calendarevents
Replay Information	https://ir.div.energy/financial-info

Shareholder Engagement

In accordance with the requirements of Provision 4 of the UK Corporate Governance Code, the Company provides this update following the votes against the below resolution at the Company’s Annual General Meeting held on 10 May 2024 (the “AGM”).

While shareholders approved most of the resolutions with majorities in excess of 99%, Resolution 19 (Amendment to 2017 Equity Incentive Plan to increase the number of shares available under the Plan), while receiving 74% of the vote “FOR”, did not meet the 75% threshold to pass. The UK Corporate Governance Code requires that companies provide an update to the market within six months of an AGM where more than 20% of shareholders have voted against a resolution. This statement provides an update on the actions that the Company has taken.

Following the AGM, the Company consulted and engaged with a number of shareholders who voted against the resolutions to better understand their concerns. The Directors are thankful to the shareholders for sharing their views. They understand that the negative vote was principally related to the disconnect between traditional equity compensation plans in the United States, the Company’s primary operating market, in relation to traditional compensation practices in the United Kingdom and the mechanics of recalibrating the Equity Incentive Plan after approximately seven years of existence. The dialogue with the shareholders has highlighted that there remains strong support for the Company’s equity incentive arrangements.

The Board has discussed the feedback received in detail and continues to actively dialogue with shareholders on the equity incentive and compensation arrangements.

Footnotes:

(a)
Adjusted EBITDA represents earnings before interest, taxes, depletion, and amortization, and includes adjustments for items that are not comparable period-over-period; Adjusted EBITDA Margin represents Adjusted EBITDA as a percent of Total Revenue, Inclusive of Settled Hedges; For purposes of comparability, Adjusted EBITDA Margin excludes Other Revenue of $4 million in 1Q24 and $11 million in 4Q23, and Lease Operating Expense of $5 million in 1Q24 and $6 million in 4Q23 associated with Diversified’s wholly owned plugging subsidiary, Next LVL Energy; For more information, please refer to the Non-IFRS reconciliations as set out below.

(b)
Free Cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest; TTM Free Cash Flow Yield is calculated using the trailing twelve Free Cash Flow per share, divided by the trailing twelve month average share price of £11.29 / $14.27; Trailing twelve month Free Cash Flow per Share calculated as Free Cash Flow of $220 million divided by average shares outstanding of 47,818,307 during the twelve month period. For more information, please refer to the Non-IFRS reconciliations as set out below.

(c)	Includes the impact of derivatives settled in cash; For purposes of comparability, excludes certain amounts related to Diversified’s wholly owned plugging subsidiary, Next LVL Energy.
(d)
Adjusted Operating Cost represent total lease operating costs plus recurring administrative costs. Total lease operating costs include base lease operating expense, owned gathering and compression (midstream) expense, third-party gathering and transportation expense, and production taxes. Recurring administrative expenses (Adjusted G&A) is a Non-IFRS financial measure defined as total administrative expenses excluding non-recurring acquisition & integration costs and non-cash equity compensation; For purposes of comparability, excludes certain amounts related to  Diversified’s wholly owned plugging subsidiary, Next LVL Energy.

(e)	Includes the total value of dividends paid and declared, and share repurchases (including Employee Benefit Trust) year-to-date, through November 12th, 2024.
(f)
4Q23 Adjusted production calculated as the reported average production of 777Mcfepd, less the approximate impact of the divestiture of assets associated with the ABS VII transaction of 52 MMcfepd; Impact of aggregate acquired production as an offset to declines assumes an annual corporate decline rate of 10%

(g)
As used herein, employees, administrative costs and professional services represents total administrative expenses excluding cost associated with acquisitions, other adjusting costs and non-cash expenses. We use employees, administrative costs and professional services because this measure excludes items that affect the comparability of results or that are not indicative of trends in the ongoing business.

(h)	Using NYMEX strip at October 24, 2024, inclusive of all settled/expired contracts as applicable.
(i)	Weighted average price reflects the weighted average of the swap price and floor price for collar contracts as applicable.
(j)	MMBtu prices have been converted to Mcf using a richness factor of 1Mcf=1.0250 MMBtu.
(k)
Illustrative percent hedged, calculated using September 2024 average production and assuming a consolidated annual corporate decline rate of 10%; Calculation assumes constant product mix over the illustrative decline period

For Company-specific items, refer also to the Glossary of Terms and/or Alternative Performance Measures found in the Company’s  Annual Report and Form 20-F for the year ended December 31, 2023 filed with the United States Securities and Exchange Commission and available on the Company’s website.

For further information, please contact:

Diversified Energy Company PLC	+1 973 856 2757
Doug Kris	dkris@dgoc.com
Senior Vice President, Investor Relations & Corporate Communications	www.div.energy

FTI Consulting	dec@fticonsulting.com
U.S. & UK Financial Public Relations

About Diversified Energy Company PLC

Diversified is a leading publicly traded energy company focused on natural gas and liquids production, transport, marketing, and well retirement. Through our differentiated strategy, we acquire existing, long-life assets and invest in them to improve environmental and operational performance until retiring those assets in a safe and environmentally secure manner. Recognized by ratings agencies and organizations for our sustainability leadership, this solutions-oriented, stewardship approach makes Diversified the Right Company at the Right Time to responsibly produce energy, deliver reliable free cash flow, and generate shareholder value.

Forward-Looking Statements

This announcement contains forward-looking statements (within the meaning of the U.S. Private Securities Litigation Reform Act of 1995) concerning the financial condition, results of operations and business of the Company and its wholly owned subsidiaries (the “Group”). All statements other than statements of historical fact are, or may be deemed to be, forward-looking statements. These forward-looking statements, which contain the words “anticipate”, “believe”, “intend”, “estimate”, “expect”, “may”, “will”, “seek”, “continue”, “aim”, “target”, “projected”, “plan”, “goal”, “achieve” and words of similar meaning, reflect the Company’s beliefs and expectations and are based on numerous assumptions regarding the Company’s present and future business strategies and the environment the Company and the Group will operate in and are subject to risks and uncertainties that may cause actual results to differ materially. No representation is made that any of these statements or forecasts will come to pass or that any forecast results will be achieved. Forward-looking statements involve inherent known and unknown risks, uncertainties and contingencies because they relate to events and depend on circumstances that may or may not occur in the future and may cause the actual results, performance or achievements of the Company or the Group to be materially different from those expressed or implied by such forward looking statements. Many of these risks and uncertainties relate to factors that are beyond the Company’s or the Group’s ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of regulators and other factors such as the Company’s or the Group’s ability to continue to obtain financing to meet its liquidity needs, the Company’s ability to successfully integrate acquisitions, changes in the political, social and regulatory framework in which the Company or the Group operate or in economic or technological trends or conditions. The list above is not exhaustive and there are other factors that may cause the Company’s or the Group’s actual results to differ materially from the forward-looking statements contained in this announcement, Including the risk factors described in the “Risk Factors” section in the Company’s Annual Report and Form 20-F for the year ended December 31, 2023, filed with the United States Securities and Exchange Commission.

Forward-looking statements speak only as of their date and neither the Company nor the Group nor any of its respective directors, officers, employees, agents, affiliates or advisers expressly disclaim any obligation to supplement, amend, update or revise any of the forward-looking statements made herein, except where it would be required to do so under applicable law. In light of these risks, uncertainties and assumptions, the events described in the forward-looking statements in this announcement, may not occur. As a result, you are cautioned not to place undue reliance on such forward-looking statements. Past performance of the Company cannot be relied on as a guide to future performance. No statement in this announcement is intended as a profit forecast or a profit estimate and no statement in this announcement should be interpreted to mean that the financial performance of the Company for the current or future financial years would necessarily match or exceed the historical published for the Company.

Use of Non-IFRS Measures

Certain key operating metrics that are not defined under IFRS (alternative performance measures) are included in this announcement. These non-IFRS measures are used by us to monitor the underlying business performance of the Company from period to period and to facilitate comparison with our peers. Since not all companies calculate these or other non-IFRS metrics in the same way, the manner in which we have chosen to calculate the non-IFRS metrics presented herein may not be compatible with similarly defined terms used by other companies. The non-IFRS metrics should not be considered in isolation of, or viewed as substitutes for, the financial information prepared in accordance with IFRS. Certain of the key operating metrics are based on information derived from our regularly maintained records and accounting and operating systems.

Adjusted EBITDA

As used herein, EBITDA represents earnings before interest, taxes, depletion, depreciation and amortization. adjusted EBITDA includes adjusting for items that are not comparable period-over-period, namely, accretion of asset retirement obligation, other (income) expense, loss on joint and working interest owners receivable, (gain) loss on bargain purchases, (gain) loss on fair value adjustments of unsettled financial instruments, (gain) loss on natural gas and oil property and equipment, costs associated with acquisitions, other adjusting costs, non-cash equity compensation, (gain) loss on foreign currency hedge, net (gain) loss on interest rate swaps and items of a similar nature.

Adjusted EBITDA should not be considered in isolation or as a substitute for operating profit or loss, net income or loss, or cash flows provided by operating, investing, and financing activities. However, we believe such a measure is useful to an investor in evaluating our financial performance because it (1) is widely used by investors in the natural gas and oil industry as an indicator of underlying business  performance; (2) helps investors to more meaningfully evaluate and compare the results of our operations from period to period by removing the often-volatile revenue impact of changes in the fair value of derivative instruments prior to settlement; (3) is used in the calculation of a key metric in one of our Credit Facility financial covenants; and (4) is used by us as a performance measure in determining executive compensation. When evaluating this measure, we believe investors also commonly find it useful to evaluate this metric as a percentage of our total revenue, inclusive of settled hedges, producing what we refer to as our adjusted EBITDA margin.

The following table presents a reconciliation of the IFRS Financial measure of Net Income (Loss) to Adjusted EBITDA for each of the periods listed:

Amounts in 000’s	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Twelve Months Ended December 31, 2023
Income (loss) available to ordinary shareholders after taxation	$(713)	$(50,758)	$759,701
Finance costs	39,609	32,447	134,166
Accretion of asset retirement obligation	7,878	6,841	26,926
Other (income) expense	(207)	2	(385)
Income tax (benefit) expense	86,098	(12,386)	240,643
Depreciation, depletion and amortization	63,304	54,330	224,546
Gain on bargain purchase	–	–	–
(Gain) loss on fair value adjustments of unsettled financial instruments	(93,211)	106,274	(905,695)
(Gain) loss on oil and gas programme and equipment(a)	729	118	20
(Gain) loss on sale of equity interest	–	–	(18,440)
Unrealized (gain) loss on investment	–	–	(4,610)
Impairment of proved properties	–	–	41,616
Costs associated with acquisitions	3,317	1,759	16,775
Other adjusting costs(b)	4,280	1,465	17,794
Loss on early retirement of debt	1,635	–	–
Non-cash equity compensation	2,359	(129)	6,494
(Gain) on foreign currency hedge	–	–	521
(Gain) loss on interest rate swap	(49)	(51)	2,722
Total Adjustments	$115,742	$190,670	$(216,907)
Adjusted EBITDA	$115,029	$139,912	$542,794

a) Excludes proceeds received for leasehold sales.
b) Other adjusting costs for the year ended December 31, 2023 were primarily associated with legal and professional fees related to the U.S. listing, legal fees for certain litigation, and expenses associated with unused firm transportation agreements.

Net Debt and Net Debt-to-Adjusted EBITDA

As used herein, net debt represents total debt as recognized on the balance sheet less cash and restricted cash. Total debt includes our borrowings under the Credit Facility and our borrowings under or issuances of, as applicable, our subsidiaries’ securitization facilities, excluding original issuance discounts and deferred finance costs. We believe net debt is a useful indicator of our leverage and capital structure.

As used herein, net debt-to-adjusted EBITDA, or “leverage” or “leverage ratio,” is measured as net debt divided by adjusted trailing twelve-month EBITDA. We believe that this metric is a key measure of our financial liquidity and flexibility and is used in the calculation of a key metric in one of our Credit Facility financial covenants.

The following table presents a reconciliation of the IFRS Financial measure of Total Non-Current Borrowings to the Non-IFRS measure of Net Debt and a calculation of Net Debt-to-Adjusted EBITDA and Net Debt-to-Pro Forma Adjusted EBITDA for each of the periods listed:

Amounts in 000’s	As of September 30, 2024		As of September 30, 2023		As of December 31, 2023
Total non-current borrowings	$1,486,997		$1,260,043		$1,075,805
Current portion of long-term debt	210,213		216,167		200,822
LESS: Cash	(9,013)		(3,553)		(3,753)
LESS: Restricted cash	(49,678)		(39,126)		(36,252)
Net Debt	$1,638,519		$1,433,531		$1,236,622
TTM Adjusted EBITDA	$452,834		$564,971		$542,794
Pro forma TTM adjusted EBITDA(a)	$555,456		$602,976		$549,258
Net debt-to-pro forma TTM adjusted EBITDA	2.9	x	2.4	x	2.3	x

a) Pro forma TTM adjusted EBITDA includes adjustments for respective twelve month periods to pro forma results for the full twelve-month impact of intra-period acquisitions (September 30, 2024: Oaktree, Crescent Pass Energy; September 30, 2023: Tanos Energy Holdings II LLC; December 31, 2023: Tanos Energy Holdings II LLC)

Free Cash Flow

As used herein, free cash flow represents net cash provided by operating activities less expenditures on natural gas and oil properties and equipment and cash paid for interest. We believe that free cash flow is a useful indicator of our ability to generate cash that is available for activities other than capital expenditures. The Directors believe that free cash flow provides investors with an important perspective on the cash available to service debt obligations, make strategic acquisitions and investments, and pay dividends.

The following table presents a reconciliation of the IFRS Financial measure of Net Cash from Operating Activities to the Non-IFRS measure of Free Cash Flow for each of the periods listed:

Amounts in 000’s Except per share amounts	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Twelve Months Ended September 30, 2024
Net cash provided by operating activities	$102,008	$115,300	$385,084
LESS: Expenditures on natural gas and oil properties and equipment	(16,854)	(29,892)	(49,730)
LESS: Cash paid for interest	(38,431)	(26,863)	(115,769)
Free Cash Flow	$46,723	$58,545	$219,585
Average Shares Outstanding			47,818
Free Cash Flow per Share			$4.59
Average Share Price			$14.27
TTM Free Cash Flow Yield			32%

Total Revenue, Inclusive of Settled Hedges and Adjusted EBITDA Margin

As used herein, total revenue, inclusive of settled hedges, includes the impact of derivatives settled in cash. We believe that total revenue, inclusive of settled hedges, is a useful because it enables investors to discern our realized revenue after adjusting for the settlement of derivative contracts.

The following table presents a reconciliation of the IFRS Financial measure of Total Revenue to the Non-IFRS measure of Total Revenue, Inclusive of Settled Hedges and a calculation of Adjusted EBITDA Margin for each of the periods listed:

Amounts in 000’s	Three Months Ended September 30, 2024	Three Months Ended September 30, 2023	Twelve Months Ended December 31, 2023
Total revenue(a)	$186,297	$181,051	$868,263
Net gain (loss) on commodity derivative instruments(b)	52,749	70,161	178,064
Total revenue, inclusive of settled hedges(a)	$239,046	$251,212	$1,046,327
Adjusted EBITDA	$115,029	$139,912	$542,794
Adjusted EBITDA Margin	48%	56%	52%
Adjusted EBITDA Margin, exclusive of Next LVL Energy	49%	56%	53%

(a) Excludes proceeds received for leasehold sales.
(b) Net gain (loss) on commodity derivative settlements represents cash (paid) or received on commodity derivative contracts. This excludes settlements on foreign currency and interest rate derivatives as well as the gain (loss) on fair value adjustments for unsettled financial instruments for each of the periods presented.